SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                           FORM 15

 Certificate and Notice of Termination of Registration under
          Section 12(g) of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under
           Sections 13 and 15(d) of the Securities
                    Exchange Act of 1934.

                         Commission File Number:  1-12034

            CAPITAL REALTY INVESTORS TAX EXEMPT FUND III LIMITED PARTNERSHIP (Exact name of registrant as specified in its charter)

11200 Rockville Pike, Rockville, Maryland 20852 (301)231-8700
     (Address, including zip code, and telephone number,
            including area code, of registrant's
                principal executive offices)

                 Beneficial Assignee Certificates
  (Title of each class of securities covered by this Form)

Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend duty to file reports:

  Rule 12g-4(a)(1)(i)    [  ] Rule 12h-3(b)(1)(ii)    [  ]
 Rule 12g-4(a)(1)(ii)    [  ]
  Rule 12g-4(a)(2)(i)    [  ]  Rule 12h-3(b)(2)(i)    [  ]
 Rule 12g-4(a)(2)(ii)    [  ]
  Rule 12h-3(b)(1)(i)    [x ] Rule 12h-3(b)(2)(ii)    [  ]

                                        Rule 15d-6    [  ]

     Approximate number of holders of record as of the certification or notice date:

          1

     Pursuant to the requirements of the Securities Exchange
Act of 1934, Capital Realty Investors Tax Exempt Fund III Limited
Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   December 31, 1996      CAPREIT GP, INC.
                               BY: /s/ Richard L. Kadish
                                   Richard L. Kadish
                                   President